EXHIBIT 14.1

UNITED BANK
DIRECTORS’ CODE OF CONDUCT

Directors of United Bank are chosen on the basis of their ability to contribute to the operation of the bank; safeguard its deposits; enhance its profits; and generally improve this community and provide opportunity for its citizens to enjoy vital and meaningful lives.

Directors must manage their business and personal affairs so as to avoid situation where personal interests may conflict or appear to conflict with the interest of the bank or its customers.

United Bank Directors should recognize that:
1.	Confidential information with respect to the bank or its customers acquired in the course of duty is to be used only for bank purposes.
2.	Your conduct reflects on the bank’s reputation, image and level of public confidence.
3.	Information derived from the bank is not to be used for personal gain.
4.	If you have a conflict of interest in a given situation, you should not participate in the decision and abstain from any board actions or votes.
5.
You are required to administer the affairs of the bank with personal honesty and integrity.  You are prohibited from advancing your own personal or business interests, or those of others, at the expense of the bank.

6.	The duty of care requires directors to act as prudent and diligent businesspersons in conducting the affairs of the bank.
7.	Directors shall attend at least 75% of the board meetings and should attend, as much as possible, all meetings of the committees to which they are assigned.
8.	Any director who cannot give the bank the time and effort required to fulfill his/her duties and responsibilities should re-evaluate continued participation as a director.
9.	Any director who does not fulfill his/her obligation to the bank may be replaced by a vote of the stockholders of United Bank, i.e. the Board of Directors of United Bancorporation of Alabama, Inc.